UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NextDecade Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

65342K 105
(CUSIP Number)

Seung Jin Kim
501 2nd Street, Suite 500 San Francisco, CA 94107
415-605-0200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Eric C. Otness, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana, Suite 6800
Houston, Texas 77002-5026
Tel.: (713) 655-5100

February 8, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. HGC NEXT INV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,095,707
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,095,707
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,095,707
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on an aggregate of 150,227,407 shares of common stock, which is comprised of (1) 144,392,130 shares of common stock outstanding as of September 30, 2022, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022 plus (2) 5,835,277 shares of common stock issued in connection with a private placement to the reporting person and other investors, as reported in the issuer’s Current Report on Form 8-K (File No. 001-36842) filed with the SEC on February 3, 2023.

1.	Names of Reporting Persons. Hanwha Impact Partners Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,095,707
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,095,707
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,095,707
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on an aggregate of 150,227,407 shares of common stock, which is comprised of (1) 144,392,130 shares of common stock outstanding as of September 30, 2022, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022 plus (2) 5,835,277 shares of common stock issued in connection with a private placement to the reporting person and other investors, as reported in the issuer’s Current Report on Form 8-K (File No. 001-36842) filed with the SEC on February 3, 2023.

1.	Names of Reporting Persons. Hanwha Impact Global Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,095,707
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,095,707
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,095,707
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4% (1)
14.	Type of Reporting Person: CO

(1)
The percentage calculation is based on an aggregate of 150,227,407 shares of common stock, which is comprised of (1) 144,392,130 shares of common stock outstanding as of September 30, 2022, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022 plus (2) 5,835,277 shares of common stock issued in connection with a private placement to the reporting person and other investors, as reported in the issuer’s Current Report on Form 8-K (File No. 001-36842) filed with the SEC on February 3, 2023.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.0001 par value per share (“Common Stock”) of NextDecade Corporation, a corporation formed under the laws of the State of Delaware (the “Issuer”), whose principal executive offices are located at 3 Waterway Square Place, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

Each of the following persons is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(a) – (c), (f)	This Statement is being filed jointly by:

i.	HGC NEXT INV LLC (“HGC”), a Delaware limited liability company;

ii.	Hanwha Impact Partners Inc. (“HIP”), a Delaware corporation and the sole member of HGC; and

iii.	Hanwha Impact Global Corporation (“HIG”), a corporation organized under the laws of the Republic of Korea and the sole shareholder of HIP.

Each of HIP and HIG may be deemed to have voting and investment power over the Issuer’s securities beneficially owned by HGC.

The address of the principal office of each of HIP and HGC is 501 2nd Street, Suite 500, San Francisco, CA 94107. The address of the principal office of HIG is 86, Cheonggyecheon-ro, Jung-gu, Seoul, South Korea. The principal business of HGC and HIP is investment and management of investments. The principal business of HIG is to act as an investment holding company.

Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Except as otherwise designated in Annex A, each of the Covered Persons is a citizen of the United States of America. Except as otherwise disclosed herein, none of the Covered Persons beneficially own Common Stock.

(d) - (e)
None of the Reporting Persons, nor, to the best of their knowledge, any of their Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, none of the Reporting Persons, nor, to the best of their knowledge, any of their Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The common stock purchased by HGC was purchased with the working capital of HIP and its affiliates.
Pursuant to the common stock purchase agreement, dated February 3, 2023, by and between HGC and the Issuer (the “2023 Common Stock Purchase Agreement”), HGC purchased 2,500,833 shares of Common Stock (the “2023 Shares”) for an aggregate purchase price of $15.0 million. The purchase of Common Stock pursuant to the 2023 Common Stock Purchase Agreement closed on February 8, 2023.
Pursuant to the common stock purchase agreement, dated April 6, 2022, by and between HGC and the Issuer, HGC purchased 4,618,226 shares of Common Stock for an aggregate purchase price of approximately $30.0 million.

Item 4.	Purpose of Transaction.
The information in Item 6 of this Schedule 13D is incorporated herein by reference.
The Reporting Persons hold the Issuer securities reported herein for investment purposes, subject to the following:
The Reporting Persons intend to communicate with the board of directors of the Issuer (the “Board”) and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work the Board. The Reporting Persons may (i) sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, (ii) acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, and/or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons also reserve the right to acquire or dispose of derivatives or other instruments related to Common Stock or other securities of the Issuer, provided that in its judgment such transactions are advisable.
Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) – (b) Calculations of the percentage of Common Stock beneficially owned is based on an aggregate of 150,227,407 shares of common stock, which is comprised of (1) 144,392,130 shares of common stock outstanding as of September 30, 2022, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022 plus (2) 5,835,277 shares of common stock issued in connection with a private placement to the reporting person and other investors, as reported in the issuer’s Current Report on Form 8-K (File No. 001-36842) filed with the SEC on February 3, 2023.

The aggregate number and percentage of the Common Stock beneficially owned by each of the Reporting Persons and, for such Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer’s securities beneficially owned by the Reporting Persons.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Board Composition and Rights of First Refusal

Pursuant to the purchaser rights agreement, dated August 3, 2018, by and between the Issuer and HGC (the “Purchaser Rights Agreement”), the Issuer has granted HGC the right to appoint one person to serve on the Board and a right of first refusal to purchase up to an aggregate of $350 million of any equity or equity-linked securities (including, without limitation, preferred equity, combinations of equity and/or any other instruments or forms of equity capital) in connection with the financing of the development, construction, commissioning and/or operation of the Company’s Rio Grande LNG Project, in each case subject to certain exceptions. HGC may transfer such right of first refusal to an affiliate of HGC or Morgan Stanley Infrastructure, Inc. (or an affiliate thereof) without the Company’s consent or to one or more other third parties with the Company’s consent, subject to certain conditions. Seokwon Ha, President of HIP, serves on the Board of the Issuer and was appointed to the Board pursuant to the terms of the Purchaser Rights Agreement.

References to, and descriptions of, the Purchaser Rights Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 99.3.

Registration Rights

Pursuant to the registration rights agreement, dated April 6, 2022, by and between HGC and the Issuer (the “Registration Rights Agreement”), the Issuer was required to file a registration statement within 45 days from April 7, 2022 to permit the resale of the Issuer’s securities beneficially owned by the Reporting Persons and other shares of Common Stock held by the Reporting Persons from time to time. Additionally, the Reporting Persons may in certain instances elect to dispose the eligible shares pursuant to an underwritten offering or engage in an underwritten block trade. The Reporting Persons also have demand and piggy-back registration rights covering any eligible shares held by the Reporting Persons.

Pursuant to the 2023 Common Stock Purchase Agreement, the Issuer is required to file a registration statement within 90 days from February 8, 2023 to permit the resale of the shares on the terms and conditions specified in the Registration Rights Agreement.

References to, and descriptions of, the Registration Rights Agreement and the 2023 Common Stock Purchase Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of such agreements, which are attached hereto as Exhibit 99.4 and Exhibit 99.2, respectively.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement

99.2	Common Stock Purchase Agreement, dated as of February 3, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 3, 2023).

99.3	Purchaser Rights Agreement, dated as of August 3, 2018 (incorporated by reference to Exhibit 10.6 of the Company’s Form 8-K, filed August 7, 2018).

99.4	Registration Rights Agreement, dated as of April 6, 2022 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 7, 2022).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2023

HGC NEXT INV LLC

By: Hanwha Impact Partners Inc., managing member

By:	/s/ Seokwon Ha
Name:	Seokwon Ha
Title:	President

Hanwha Impact Partners Inc.

By:	/s/ Seokwon Ha
Name:	Seokwon Ha
Title:	President

Hanwha Impact Global Corporation

By:	/s/ Moonkee Yu
Name:	Moonkee Yu
Title:	President

[HGC NEXT INV LLC – Schedule 13D Signature Page]

ANNEX A

Executive Officers and Directors of HGC NEXT INV LLC

Business Address: 501 2nd Street, Suite 500, San Francisco, CA 94107

Name:	Principal Occupation:
Hanwha Impact Partners Inc.	Managing Member of HGC NEXT INV LLC

Executive Officers and Directors of Hanwha Impact Partners Inc.

Business Address: c/o Hanwha Impact Partners Inc., 501 2nd Street, Suite 500, San Francisco, CA 94107

Name:	Principal Occupation:
Seokwon Ha (citizen of South Korea)	President / Director
Inkyoon Jung (citizen of South Korea)	Secretary / Treasurer / Director

Executive Officers and Directors of Hanwha Impact Global Corporation

Business Address: c/o Hanwha Impact Global Corporation, 86, Cheonggyecheon-ro, Jung-gu, Seoul, South Korea

Name:	Principal Occupation:
Moonkee Yu (citizen of South Korea)	President / Director
Gi Yeol Nam (citizen of South Korea)	Compliance Officer
Seokwon Ha (citizen of South Korea)	Director
Jae Bin Lee (citizen of South Korea)	Director
Hyungrye Yea (citizen of South Korea)	Director